Exhibit 99.1
ERMENEGILDO ZEGNA GROUP Q3 2026 REVENUES1 UP 9% WITH SOLID GROWTH ACROSS ALL REGIONS AND CONTINUED STRENGTH IN THE DTC CHANNEL (+13% YoY)

•Q3 2026 Group revenues increased +8.9% year‑on‑year (YoY) to €433.8 million (+8.2% on an organic basis2).
•By Brand: ZEGNA brand revenues rose to €283.8 million, +13.8% YoY and +12.7% organic. Thom Browne revenues were €45.4 million, -5.9% YoY and -7.4% organic. TOM FORD FASHION revenues grew +5.4% YoY to €69.6 million (+5.5% organic).
•By Channel: DTC3 grew to €335.3 million, +13.0% YoY and +11.4% organic, driven by ZEGNA’s ongoing solid momentum across all regions. ZEGNA DTC rose +18.2% YoY and +16.4% organic.
•By Geography: all regions delivered solid growth, led by the Americas with +14.0% YoY (+13.6% organic) and the Greater China Region posting +8.7% YoY (+5.7% organic).
•9M 2026 Group revenues reached €1,421.1 million, +7.2% YoY and +8.9% organic.
October 22, 2026 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced unaudited revenues of €1,421.1 million in the first nine months of 2026, up 7.2% YoY from €1,325.9 million in the same period of 2025 (+8.9% organic). In the third quarter, revenues reached €433.8 million, +8.9% YoY (+8.2% organic).

Ermenegildo “Gildo” Zegna, Executive Chairman of the Ermenegildo Zegna Group, commented: “This was another quarter of solid progress for our Group. Direct-to-Consumer continued to drive our growth, led by ZEGNA, which delivered a robust 16% organic increase. I am also pleased with our Group’s performance across all regions. In particular, the Americas continued their double-digit trend despite an increasingly demanding comparison base, and the Greater China Region delivered steady growth in a quarter where the environment proved more challenging. ZEGNA led the way in all regions.
As we enter the final months of the year, we look ahead with cautious confidence. While the global environment remains uncertain, we stay focused on what has always set us apart: our close relationships with our clients grounded in more than a century of craftsmanship.”

1 Throughout this press release, revenues for the first nine months and for the third quarter of 2026 and 2025 are unaudited.
2 Revenues on an organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), are non-IFRS financial measures. Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange and (b) acquisitions & disposals. Please see the non-IFRS financial measures section starting on page 7 of this press release for the definition and reconciliation of non-IFRS financial measures.
3 DTC: Direct-to-Consumer

Revenue Analysis for the Nine and Three Months Ended September 30, 2026

REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

	9M 2026 vs 9M 2025				Q3 2026 vs Q3 2025
(€ thousands, except percentages)	2026	2025	%	Organic	2026	2025	%	Organic
ZEGNA brand	918,417	819,845	12.0%	13.5%	283,844	249,436	13.8%	12.7%
Thom Browne	168,464	177,361	(5.0%)	(2.2%)	45,358	48,207	(5.9%)	(7.4%)
TOM FORD FASHION	226,390	218,734	3.5%	6.1%	69,573	66,019	5.4%	5.5%
Textile	97,878	96,871	1.0%	1.4%	30,866	29,810	3.5%	5.0%
Other (1)	9,909	13,108	(24.4%)	(24.1%)	4,127	4,757	(13.2%)	(13.5%)
Total revenues	1,421,058	1,325,919	7.2%	8.9%	433,768	398,229	8.9%	8.2%
________________________________________
(1)Other mainly includes revenue from agreements with third party brands.

In 9M 2026, revenues for the ZEGNA brand were €918.4 million, compared to €819.8 million in 9M 2025, (+12.0% YoY and +13.5% organic). In Q3 the brand reported revenues of €283.8 million, compared to €249.4 million in Q3 2025 (+13.8% YoY and +12.7% organic) driven by strong DTC organic growth across all regions.
In 9M 2026, revenues for the Thom Browne brand amounted to €168.5 million, compared to €177.4 million in 9M 2025 (-5.0% YoY and -2.2% organic). In Q3, the brand reported €45.4 million, compared to €48.2 million in Q3 2025 (-5.9% YoY and -7.4% organic), mainly reflecting the more challenging consumer environment in Greater China Region and the ongoing streamlining of the wholesale channel.
In 9M 2026, revenues for TOM FORD FASHION (TFF) amounted to €226.4 million, compared to €218.7 million in 9M 2025 (+3.5% YoY and +6.1% organic). In Q3, the brand reached revenues of €69.6 million from €66.0 million in Q3 2025 (+5.4% YoY and +5.5% organic), with both channels contributing positively.
Textile revenues were €97.9 million in 9M 2026, compared to €96.9 million in 9M 2025 (+1.0% YoY and +1.4% organic), with Q3 at +3.5% YoY and +5.0% organic. Other revenues were €9.9 million in 9M 2026, compared to €13.1 million in 9M 2025 (-24.4% YoY and -24.1% organic).

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

	9M 2026 vs 9M 2025				Q3 2026 vs Q3 2025
(€ thousands, except percentages)	2026	2025	%	Organic	2026	2025	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	821,855	714,874	15.0%	16.3%	248,599	210,373	18.2%	16.4%
Thom Browne	139,090	130,901	6.3%	10.4%	36,393	38,262	(4.9%)	(6.6%)
TOM FORD FASHION	157,164	148,968	5.5%	8.9%	50,337	48,073	4.7%	4.2%
Total Direct to Consumer (DTC)	1,118,109	994,743	12.4%	14.4%	335,329	296,708	13.0%	11.4%
As a percentage of branded products (1)	85%	82%			84%	82%
Wholesale branded
ZEGNA brand	96,562	104,971	(8.0%)	(5.7%)	35,245	39,063	(9.8%)	(7.9%)
Thom Browne	29,374	46,460	(36.8%)	(36.5%)	8,965	9,945	(9.9%)	(10.7%)
TOM FORD FASHION	69,226	69,766	(0.8%)	0.1%	19,236	17,946	7.2%	8.9%
Total Wholesale branded	195,162	221,197	(11.8%)	(10.4%)	63,446	66,954	(5.2%)	(3.8%)
As a percentage of branded products (1)	15%	18%			16%	18%
Textile	97,878	96,871	1.0%	1.4%	30,866	29,810	3.5%	5.0%
Other (2)	9,909	13,108	(24.4%)	(24.1%)	4,127	4,757	(13.2%)	(13.5%)
Total revenues	1,421,058	1,325,919	7.2%	8.9%	433,768	398,229	8.9%	8.2%
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

DTC Revenues Analysis

In 9M 2026, Group DTC revenues were €1,118.1 million compared to €994.7 million in 9M 2025 (+12.4% YoY and +14.4% organic). In Q3 the channel reported +13.0% YoY and +11.4% organic growth, driven by the ZEGNA brand.
ZEGNA DTC revenues grew +15.0% YoY and +16.3% organic in 9M 2026. In Q3, DTC revenues reported a growth of +18.2% YoY and +16.4% organic, driven by strong organic growth in all the regions. In particular, the Americas continued to outperform the overall performance of the channel. The Middle East region improved sequentially, delivering double-digit growth in the quarter. The Greater China Region (GCR) remained solid for the brand notwithstanding the slowdown in the industry in this area. At the end of September, ZEGNA counted 275 Directly Operated Stores (DOS), with 4 net closures in Q3 2026.
Thom Browne DTC revenues were up +6.3% YoY and +10.4% organic in 9M 2026. In Q3, DTC revenues reported a decline of -4.9% YoY and -6.6% organic, which suffered from a slowdown in demand in some key regions, including the GCR. At the end of September, Thom Browne counted 129 DOS, with one net opening in Q3, including a store in Shanghai Plaza 66.
TOM FORD FASHION DTC revenues were up +5.5% YoY and +8.9% organic in 9M 2026. In Q3, DTC revenues grew +4.7% YoY and +4.2% organic, driven by a positive performance in the Americas, EMEA and the Rest of APAC. At the end of September, TOM FORD FASHION counted 67 DOS, unchanged compared to the end of June.
Wholesale Branded Revenues Analysis

In 9M 2026, wholesale branded revenues were €195.2 million, compared to €221.2 million in 9M 2025 (-11.8% YoY and -10.4% organic). In Q3, wholesale branded revenues were €63.4 million, -5.2% YoY and -3.8% organic. However, as wholesale is driven by seasonal deliveries, the year-to-date (YTD) trend provides a more meaningful indication of performance than quarterly performance, which can be affected by shifts in delivery timing.

ZEGNA wholesale revenues were €96.6 million in 9M 2026 (-8.0% YoY and -5.7% organic), with Q3 down -9.8% YoY and -7.9% organic. The performance reflects the Company’s decision to preserve exclusivity and reduce its exposure to this channel, particularly for its iconic products.
Thom Browne wholesale revenues were €29.4 million in 9M 2026 (-36.8% YoY and -36.5% organic) with Q3 at -9.9% YoY and -10.7% organic, as a result of the continuous streamlining of the wholesale channel carried out by the brand.
TOM FORD FASHION wholesale revenues were €69.2 million in 9M 2026 (-0.8% YoY and +0.1% organic), with a positive Q3 at +7.2% YoY and +8.9% organic driven by the good reception of Fall Winter collections.
REVENUES BY GEOGRAPHIC AREA (Unaudited)

	9M 2026 vs 9M 2025				Q3 2026 vs Q3 2025
(€ thousands, except percentages)	2026	2025	%	Organic	2026	2025	%	Organic
EMEA (1)	491,384	479,963	2.4%	3.0%	161,406	151,055	6.9%	6.3%
Americas (2)	440,653	384,051	14.7%	17.8%	138,305	121,337	14.0%	13.6%
Greater China Region	320,202	300,497	6.6%	6.5%	84,096	77,396	8.7%	5.7%
Rest of APAC (3)	166,856	159,086	4.9%	10.9%	49,306	47,578	3.6%	5.0%
Other (4)	1,963	2,322	(15.5%)	(14.7%)	655	863	(24.1%)	(24.1%)
Total revenues	1,421,058	1,325,919	7.2%	8.9%	433,768	398,229	8.9%	8.2%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

In 9M 2026, EMEA recorded revenues of €491.4 million (+2.4% YoY and +3.0% organic), representing 35% of the Group’s revenues. In Q3 2026, EMEA recorded +6.9% YoY and +6.3% organic growth, driven by double-digit growth at ZEGNA, partially offset by negative wholesale performance at Thom Browne and TOM FORD FASHION. The Middle East region delivered a strong sequential improvement in the quarter.
In 9M 2026, revenues in the Americas amounted to €440.7 million (+14.7% YoY and +17.8% organic), representing 31% of the Group’s revenues. In Q3 2026, the region reported a growth of +14.0% YoY and +13.6% organic, with ZEGNA leading with double-digit growth in the DTC channel, partially offset by a negative performance in the ZEGNA wholesale channel. TOM FORD FASHION also delivered solid growth in the region.
In 9M 2026, the GCR recorded revenues of €320.2 million (+6.6% YoY and +6.5% organic), representing 22% of the Group’s revenues. In Q3 2026, GCR revenues increased by +8.7% YoY and +5.7% organic, driven by ZEGNA’s DTC channel, partially offset by the negative performance at Thom Browne.
In 9M 2026, revenues in the Rest of APAC reached €166.9 million (+4.9% YoY and +10.9% organic), representing 12% of the Group’s revenues. Q3 2026 revenues increased by +3.6% YoY and +5.0% organic, with ZEGNA and TFF contributing positively while Thom Browne performed broadly in line with last year despite the more challenging environment in Korea and Japan.

***

Group Monobrand (1) Store Network at September 30, 2026

	At September 30, 2026				At December 31, 2025				At September 30, 2025
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	76	11	12	99	79	10	12	101	78	10	12	100
Americas	78	36	17	131	76	35	14	125	76	35	13	124
Greater China Region	72	38	10	120	74	36	12	122	75	38	13	126
Rest of APAC	49	44	28	121	53	42	28	123	53	41	28	122
Total Direct to Consumer (DTC)	275	129	67	471	282	123	66	471	282	124	66	472
EMEA	40	2	14	56	41	4	16	61	41	5	16	62
Americas	54	1	44	99	57	1	46	104	59	1	46	106
Greater China Region	7	6	—	13	9	9	—	18	9	10	—	19
Rest of APAC	5	3	3	11	5	4	3	12	5	5	1	11
Total Wholesale	106	12	61	179	112	18	65	195	114	21	63	198
Total	381	141	128	650	394	141	131	666	396	145	129	670
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).

***

UPCOMING EVENTS

Please find below the expected calendar for the next financial releases, announced today:
•February 1, 2027: FY 2026 Preliminary Revenues
•March 15, 2027: FY 2026 Financial Results
•April 29, 2027: Q1 2027 Revenues
•July 22, 2027: H1 2027 Preliminary Revenues
•September 2, 2027: H1 2027 Financial Results
•October 21, 2027: Q3 2027 Revenues

Conference Call
As previously announced, today, at 8:00 a.m. ET (2:00 p.m. CEST), the Group will host a live webcast and conference call available at the following:
Dial in
Italy: +39 800 909 780
United States: +1 585 542 9983
United Kingdom: +44 117 389 0104

Meeting ID: 516607834
Webcast link: https://events.q4inc.com/attendee/516607834
An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.
About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to seductive elegance with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,200 employees and recorded revenues of €1.92 billion in 2025.
***
Contacts

Paola Durante, Chief of External Relations and Sustainability
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com

***

Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; international business, regulatory, social and political risks; political instability, geopolitical tensions, acts of terrorism, civil unrest or armed conflicts, including the ongoing conflicts in Ukraine and the Middle East, and the imposition of sanctions; restrictions on trade and the imposition of tariffs among countries; our ability to implement our strategy; recent and potential future acquisitions; risks related to the sale of our products through our direct-to-consumer channel; risks related to our wholesale channel, including as concerns points of sale operated by third parties, the risk of insolvency of our wholesale customers, and our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; disruption to our manufacturing and logistics facilities, as well as our directly operated stores; existing or future disputes, proceedings or litigation; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; pandemics or other public health crises; our ability to protect our intellectual property rights; any malfunction or disruption in our information technology and networks, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; future sales of our securities in the public market; volatility in our share price; global economic conditions and macro events, including inflation; changes in, or failures to comply with, applicable laws and regulations, or actions taken by regulatory authorities; fluctuations in currency exchange rates or interest rates; credit risk; the high level of competition in the industry in which we operate; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events, factors and developments may cause that view to change, and it is not possible to assess the impact of such event, factor or development on the Company’s and the Group’s business. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

***

Appendix
REVENUES BY SEGMENT (Unaudited)

	9M 2026 vs 9M 2025				Q3 2026 vs Q3 2025
(€ thousands, except percentages)	2026	2025	%	Organic	2026	2025	%	Organic
Zegna	1,050,178	951,233	10.4%	11.7%	325,913	290,914	12.0%	11.3%
Thom Browne	168,464	177,651	(5.2%)	(2.4%)	45,358	48,189	(5.9%)	(7.4%)
Tom Ford Fashion	226,390	218,734	3.5%	6.1%	69,573	66,019	5.4%	5.5%
Intersegment eliminations	(23,974)	(21,699)	n.m. (*)	n.m.	(7,076)	(6,893)	n.m.	n.m.
Total revenues	1,421,058	1,325,919	7.2%	8.9%	433,768	398,229	8.9%	8.2%
________________________________________
(*) Throughout this section “n.m.” means not meaningful.

Intersegment eliminations include revenues from products that the Textile and Other product lines (included in the Zegna segment) sell to the Group’s brands.

Non-IFRS Financial Measures

The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Revenues on a constant currency basis (Constant Currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.
We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (organic or organic growth)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic or organic growth). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange and (b) acquisitions and disposals.
In calculating organic growth, the following adjustments are made to revenues:

(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.

We believe the presentation of revenues on an organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange and (b) acquisitions and disposals provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to organic performance, which excludes also acquisitions and disposals, by segment, by brand and product line, by distribution channel and by geographic area for the nine months ended September 30, 2026 compared to the nine months ended September 30, 2025 (9M 2026 vs 9M 2025) and for the three months ended September 30, 2026 compared to the three months ended September 30, 2025 (Q3 2026 vs Q3 2025).
Segment

	9M 2026 vs 9M 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Zegna	10.4%	(1.3%)	11.7%	—%	11.7%
Thom Browne	(5.2%)	(2.8%)	(2.4%)	—%	(2.4%)
Tom Ford Fashion	3.5%	(2.6%)	6.1%	—%	6.1%
Total	7.2%	(1.8%)	9.0%	0.1%	8.9%

	Q3 2026 vs Q3 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Zegna	12.0%	0.6%	11.4%	0.1%	11.3%
Thom Browne	(5.9%)	1.5%	(7.4%)	—%	(7.4%)
Tom Ford Fashion	5.4%	(0.1%)	5.5%	—%	5.5%
Total	8.9%	0.7%	8.2%	—%	8.2%

Brand and product line

	9M 2026 vs 9M 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
ZEGNA brand	12.0%	(1.6%)	13.6%	0.1%	13.5%
Thom Browne	(5.0%)	(2.8%)	(2.2%)	—%	(2.2%)
TOM FORD FASHION	3.5%	(2.6%)	6.1%	—%	6.1%
Textile	1.0%	(0.4%)	1.4%	—%	1.4%
Other	(24.4%)	(0.3%)	(24.1%)	—%	(24.1%)
Total	7.2%	(1.8%)	9.0%	0.1%	8.9%

	Q3 2026 vs Q3 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
ZEGNA brand	13.8%	1.0%	12.8%	0.1%	12.7%
Thom Browne	(5.9%)	1.5%	(7.4%)	—%	(7.4%)
TOM FORD FASHION	5.4%	(0.1%)	5.5%	—%	5.5%
Textile	3.5%	(1.5%)	5.0%	—%	5.0%
Other	(13.2%)	0.3%	(13.5%)	—%	(13.5%)
Total	8.9%	0.7%	8.2%	—%	8.2%

Distribution channel

	9M 2026 vs 9M 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Direct to Consumer (DTC)
ZEGNA brand	15.0%	(1.5%)	16.5%	0.2%	16.3%
Thom Browne	6.3%	(4.1%)	10.4%	—%	10.4%
TOM FORD FASHION	5.5%	(3.4%)	8.9%	—%	8.9%
Total Direct to Consumer (DTC)	12.4%	(2.2%)	14.6%	0.2%	14.4%
Wholesale branded
ZEGNA brand	(8.0%)	(1.4%)	(6.6%)	(0.9%)	(5.7%)
Thom Browne	(36.8%)	(0.3%)	(36.5%)	—%	(36.5%)
TOM FORD FASHION	(0.8%)	(0.9%)	0.1%	—%	0.1%
Total Wholesale branded	(11.8%)	(1.0%)	(10.8%)	(0.4%)	(10.4%)
Textile	1.0%	(0.4%)	1.4%	—%	1.4%
Other	(24.4%)	(0.3%)	(24.1%)	—%	(24.1%)
Total	7.2%	(1.8%)	9.0%	0.1%	8.9%

	Q3 2026 vs Q3 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Direct to Consumer (DTC)
ZEGNA brand	18.2%	1.6%	16.6%	0.2%	16.4%
Thom Browne	(4.9%)	1.7%	(6.6%)	—%	(6.6%)
TOM FORD FASHION	4.7%	0.5%	4.2%	—%	4.2%
Total Direct to Consumer (DTC)	13.0%	1.4%	11.6%	0.2%	11.4%
Wholesale branded
ZEGNA brand	(9.8%)	(1.5%)	(8.3%)	(0.4%)	(7.9%)
Thom Browne	(9.9%)	0.8%	(10.7%)	—%	(10.7%)
TOM FORD FASHION	7.2%	(1.7%)	8.9%	—%	8.9%
Total Wholesale branded	(5.2%)	(1.2%)	(4.0%)	(0.2%)	(3.8%)
Textile	3.5%	(1.5%)	5.0%	—%	5.0%
Other	(13.2%)	0.3%	(13.5%)	—%	(13.5%)
Total	8.9%	0.7%	8.2%	—%	8.2%

Geographic area

	9M 2026 vs 9M 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
EMEA (1)	2.4%	(0.7%)	3.1%	0.1%	3.0%
Americas (2)	14.7%	(3.1%)	17.8%	—%	17.8%
Greater China Region	6.6%	0.1%	6.5%	—%	6.5%
Rest of APAC (3)	4.9%	(6.0%)	10.9%	—%	10.9%
Other (4)	(15.5%)	(0.8%)	(14.7%)	—%	(14.7%)
Total	7.2%	(1.8%)	9.0%	0.1%	8.9%
______________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

	Q3 2026 vs Q3 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
EMEA (1)	6.9%	0.4%	6.5%	0.2%	6.3%
Americas (2)	14.0%	0.4%	13.6%	—%	13.6%
Greater China Region	8.7%	3.0%	5.7%	—%	5.7%
Rest of APAC (3)	3.6%	(1.4%)	5.0%	—%	5.0%
Other (4)	(24.1%)	—%	(24.1%)	—%	(24.1%)
Total	8.9%	0.7%	8.2%	—%	8.2%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

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